Exhibit (a)(5)(F)

Incipio Announces Extension of Tender Offer for Shares of Skullcandy

IRVINE, Calif. — (BUSINESS WIRE) — Incipio, LLC (“Incipio”) announced today that it, along with Powder Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Incipio, has extended the offering period of its previously announced tender offer to purchase all of the outstanding shares of common stock of Skullcandy, Inc. (NASDAQ: SKUL) (“Skullcandy”) for $6.10 per share, paid to the seller in cash, without interest thereon, less any applicable withholding and transfer taxes. The tender offer, which was previously scheduled to expire at midnight EDT at the end of the day on Wednesday, August 17, 2016, has been extended until midnight EDT at the end of the day on Wednesday, August 31, 2016, unless further extended. All other terms and conditions of the tender offer remain unchanged.

American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has advised Incipio and Purchaser that, as of 12:00 p.m., EDT, on August 17, 2016, 704,045 shares of common stock of Skullcandy were tendered pursuant to the tender offer, which represented approximately 2.09% of the outstanding shares of common stock of Skullcandy. Stockholders who have already tendered their shares of common stock of Skullcandy do not have to re-tender their shares or take any other action as a result of the extension of the expiration date of the tender offer.

Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge by contacting Innisfree M&A Incorporated, the information agent for the tender offer, toll-free at (888) 750-5834, and at the website maintained by the SEC at www.sec.gov. American Stock Transfer & Trust Company, LLC is acting as depositary for the tender offer.

About Incipio, LLC

Incipio is a global consumer technology solutions platform operating a diverse portfolio of owned and licensed brands at the intersection of design and functionality. Founded in Southern California in 1999, Incipio’s strategy begins with a passion for building amazing product and a commitment to serve its customers. Incipio’s portfolio of brands offers compelling solutions that meet the needs of today’s active mobile consumers, who demand more out of the products they use. Leveraging its powerful back-end platform of shared resources, Incipio’s brands deliver a complete solution to retailers and consumers alike. Incipio’s strategy of delivering a fully assorted mix of premium company-owned brands and licensed blue-chip lifestyle brands has quickly cemented it as the preeminent consumer technology platform in the industry. The formula behind Incipio’s model is based on operational excellence coupled with a commitment to best-in-class product design & engineering, all backed by a robust proficiency in manufacturing and distribution. The company’s 300+ employees operate through nine offices around the world and allow it to reach over 50,000 retail doors globally. What was once a startup that grew out of a suburban garage in Southern California has turned into an international platform with a mission to enhance the mobile lifestyle by delivering only the best brands and products to active mobile consumers around the globe. For more information, please visit www.incipiogroup.com.

Additional Information

This news release and the description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Skullcandy. Incipio and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO, as amended, containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Skullcandy has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Skullcandy, Purchaser and Incipio mailed these documents to the stockholders of Skullcandy. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SKULLCANDY STOCKHOLDERS ARE URGED

TO READ THEM CAREFULLY. Stockholders of Skullcandy may obtain a free copy of these documents and other documents filed by Skullcandy, Incipio or Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders of Skullcandy may obtain a free copy of these documents by contacting Innisfree M&A Incorporated, the information agent for the tender offer, toll-free at (888) 750-5834.

Forward Looking Statements

This press release contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, and speak only as of the date they are made. Skullcandy and Incipio undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of either company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Skullcandy into Incipio; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed with the SEC.

Incipio Contact:

Kelly McElroy

(949) 236-7397

kmcelroy@incipio.com